Applied Visual Sciences, Inc.

250 Exchange Place, Suite H

Herndon, Virginia 20170

December 22, 2010

Via Fax: 202-772-9210

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied Visual Sciences, Inc. (formerly, Guardian Technologies International, Inc.)
Form 10-K for the Fiscal Year Ended December 31, 2009, Filed April 2, 2010
(File No. 000-28238)

Dear Mr. Mr. Krikorian:

This will acknowledge receipt of your letter of comment, dated October 29, 2010 (“letter of comment”), regarding Applied Visual Sciences, Inc.’s (formerly, Guardian Technologies International, Inc.) (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 000-28238).  In response thereto, we have set forth below responses to the comments raised by the staff of the Securities and Exchange Commission in the letter of comment. For your convenience, we have set forth such staff comments in full.

Form 10-K for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 6 Stockholders’ Equity (Deficit)

Issuance of Common Stock and Related Common Stock Warrants

1.

We note your response to prior comment 1 that ASC 815-40-55-34 does not apply since the Series D warrant agreement contains an exercise contingency.  Clarify why the call option causes example 9 not to apply to this warrant.  Step 1 in this example is an analysis of paragraph 15-7(a) and 15-7A of ASC 815-40.  Tell us why you believe ASC-815-40-55-34 does not apply.  We refer you to paragraphs 815-40-15-7 through 7C which require an evaluation of both the instrument’s contingent exercise provision and the instrument’s settlement provisions. Further, tell us why maintaining the exercise value is consistent with ASC 815-40-15-7.

Response: In analyzing ASC 815-40-55-34, we considered Step 1, which we believe does not apply since the warrants contain an exercise contingency in the form of a Call Provision for the reasons discussed in our letter to the staff, dated October 4, 2010. Also, under the Section 2(c)) (Cashless Exercise) of the Series D warrants, the warrant holder may elect to receive fewer shares for the warrants exercised in lieu of a cash payment for such exercise, and the Cashless Exercise provision takes into consideration the volume weighted average price [of the Company’s stock] on the trading day immediately preceding the date of such election and the exercise price of the warrant.  The Series D warrants exercised during 2010 were exercised pursuant to their Cashless Exercise provisions and the debenture holders have advised that they do not want to increase their cash investment in the Company.  Therefore, the Company expects the exercise of the Series D warrants to only impact common stock and additional paid-in capital accounts.

The Company considers the Call Provision and Cashless Exercise Provision as examples of an exercise contingency thereby the warrants maybe to be indexed to the Company’s common stock. The Company interpreted the guidance of ASC 815-40-55-34 “The warrants are not considered indexed to Entity A’s own stock based on the following evaluation,” as both Step 1 and 2 must apply, rather than either Step 1 or 2 must apply.  Therefore, since Step 1 does not apply, we do not believe ASC 815-40-55-34 is applicable; hence, Example 9 does not apply in full. As for ASC 815-40-15-7, which outlines “using the following two-step approach” of; (a) evaluate the exercise contingency, (b) evaluate the settlement provisions, may require the evaluation of the warrants settlement provisions, and therefore could be viewed as inconsistent with our interpretation of ASC 815-40-55-34 that both Step 1 and 2 must apply.

The Company though did consider Step 2 of ASC 815-40-55-34 in determining whether the settlement amount equaled the difference between the fair value of a fixed number of the Company’s common stock and a fixed strike price. The following analysis results in a fixed monetary amount remaining the same after the reset of the exercise price and issuance of the additional warrants, which is consistent with Section 3(b) (Certain Adjustments, Subsequent Equity Sales) of the Series D warrant. The Company believes this analysis is consistent with the second part of the example given in 815-40-15-7C “an issued share option that gives the counterparty a right to buy a fixed number of the entity’s shares for a fixed stated principal amount [generally would imply debt since it says “of a bond”, but the Company believes it could also be the total exercise value of a Series D holder’s warrant position before and after the change in exercise price] issued by the entity shall be considered indexed to the entity’s own stock.”  The total exercise value of the Series D warrants remain the same before and after the change in exercise price and issuance of the additional warrants, and therefore, the Company believes the transaction is considered indexed to the Company’s stock.

Fixed monetary amount (exercise value before reset of the exercise price)

$1,722,462 (1)

New exercise value of original warrants

  1,053,108 (2)

Difference

    669,354

Settlement amount (exercise value of additional warrants)

    669,354 (3)

Variance

$            0

(1)

4,212,431 original warrants outstanding at the then current exercise price of $0.4089,

(2)

4,212,431 original warrants outstanding at the new exercise price of $0.25,

(3)

2,677,417 additional warrants issued at the new exercise price of $0.25.

After a discussion with the SEC Staff Accountant on December 9, 2010, the Company believes the staff’s interpretation of ASC 815-40-55-34, Step 2 (subject to the Staff’s further review of the information, etc.) and analysis of the settlement amount is as follows (“Approach B”).

Fixed monetary amount (exercise value before reset of the exercise price)

$1,722,462 (1)

Fair value of a fixed number of shares

  1,137,356 (2)

Difference

    585,106

Settlement amount (fair value of add’l warrants booked by the Company)

    535,484 (3)

Variance

 $   49,622

(1) 4,212,431 original warrants outstanding at the then current exercise price of $0.4089,

(2) 4,212,431 original warrants at the closing stock price on the event date of $0.27,

(3) 2,677,417 additional warrants at fair value based on Black-Scholes valuation of $0.20.

Approach B, therefore, results in a different settlement amount that is not equal to the difference between the fair value of a fixed number of the entity’s equity shares and a fixed strike price. The Company believes this approach will always result in a variance to the settlement amount, since there is no consistency in its components because of using different values in the analysis (the previous exercise price, the closing stock price on event date, and the Black-Scholes value), and that the requirement in Step 2 of ASC 815-40-55-34 will not be satisfied.  As a result, the Company believes it is the staff’s initial position, given the variance of $49,622, that the transaction is not indexed to the Company’s stock and that the fair value of the additional warrants should be classified as a liability and revalued on each balance sheet date until such warrants have been exercise or forfeited.

In considering ASC-815-40-15-7(a), evaluate the warrants contingent exercise provision, and therefore ASC 815-40-15-7A, which outlines that an exercise contingency shall not preclude the warrants from being considered indexed to the Company’s stock, so long as it is not based on either (a) an observable, other than the market for the Company’s stock, or (b) an observable index, other than an index using the Company’s operations.  Since the exercise contingencies noted above are based on the Company’s stock and not another observable market (item (a)), or an observable index (item (b)), ASC 815-40-15-7(a) and 15-7A do not apply and, therefore, the Company believes the warrants would be considered indexed to the Company’s stock.

Further, as illustrated by ASC 815-40-55-33 and 34, provisions that allow the holder to be compensated for a loss caused by a market-driven decline in the value of the shares are not consistent with a fixed-for-fixed option on equity shares and would not be considered indexed to the Company’s stock.  While a change in the value of shares that is directly attributable to a company-initiated transaction, such as a stock split, stock dividend or sale of shares at less than the current fair value are events that would allow adjustment to the exercise price of a fixed-for-fixed option on equity shares, we note the terms of your warrants allow for the exercise price to be reduced in the event the Company sells any shares at less then the current exercise price.  That is, the exercise price can be reduced for a decline in the value of the Company’s shares, not just for the dilution impact of issuing additional shares at a price less than the current fair value.  Tell why you believe the terms of your warrants only allow adjustments for the dilutive impacts of company-initiated transactions, such as those described above, and should be considered indexed to the Company’s stock.

Response: The Series D warrant agreement outlines several types of transactions that can cause an adjustment to the exercise price of the warrants. We previously discussed the antidilutive provision for the effect of stock dividends and splits in order to maintain the warrant holders’ ownership position in the Company, and the impact of a subsequent equity sale below the then current exercise price, which causes a dilutive effect to a warrant holder’s ownership in the Company and the determination of the settlement amount maintains the Series D warrant holder’s position. Another type of transaction outlined in the Series D warrant agreement that could reduce the exercise price of the warrant, and cause a dilutive effect to the outstanding shareholders (but not to the Series D warrant holders), is outlined in Section 3(f) (Certain Adjustments, Milestone-Related Adjustment), whereby, if certain revenue milestones are not achieved, the exercise price shall be the lesser of the then current exercise price and 85% of the volume weighted average price for the 5 trading days immediately prior to the date the Company files its Form 10-Q for the quarter ending that includes the milestone date. Therefore, the Company’s stock price is taken into account again; otherwise there would be no change in the exercise price of the warrant.

With regard to the impact of a subsequent equity sale on the transaction, even though an aspect of ASC 815-40 may (or may not in the case of Approach B above) indicate the Series D warrants be indexed to the Company’s stock, the Company believes the literature taken as a whole clearly identifies the Series D warrants as being indexed to the Company’s stock, due to:

-

The warrant agreement that covers the issuance of the additional warrants does not permit settlement in cash [therefore, not considered an asset or liability]; only settled in the Company’s stock, and therefore considered an equity instrument, which is consistent with ASC 815-40-35-2.

-

The Company’s interpretation of Example 17 (ASC 815-40-55-42) is based an analysis that the issuance of additional warrants is, in effect, a dilutive transaction similar to a stock dividend or stock split, and, therefore, has a dilutive effect on the Company’s earnings per share.  Although, the dilutive effect is not reflected in our financial statements since the Company had a net loss for fiscal 2009.

The new exercise price of $0.25 was below the then-current market price of $0.27 (closing price on June 10, 2009).

-

The existence of an exercise contingency shall not preclude an instrument from being indexed to the Company’s stock so long as it is not based on either an observable market (other than the market for the Company’s stock), or an observable index (other than an index using the Company’s operations) (ASC40-15-7A). Since neither is the case, the warrants may be considered indexed to the Company’s stock.

-

The issuance of the additional warrants that was caused by the subsequent equity sale, which was below the then current exercise price, was drive by/the result of the market price of the Company’s stock being below the then current exercise price.  Since the transaction required settlement in stock and not cash, the Company believes it is indexed to and potentially settled in the Company’s common stock.

-

The fixed monetary amount of the Series D warrants remains the same after the reset of the exercise price and issuance of the additional warrants (settlement amount), and the Company believes the analysis is consistent with the example given in 815-40-15-7C and ASC 815-40-55-34, and that the transaction is considered indexed to the Company’s stock.

The literature is not absolutely clear in its application and certain aspects are unfortunately subject to interpretation. After consideration of the literature in its entirety, the Company continues to believe that the initial Series D warrants and the additional warrants issued, indexed to and settled in the Company’s stock, should be treated as an equity transaction.

Assessment of “Materiality” of Transaction

Notwithstanding the foregoing discussion, if it is assumed by the SEC staff that the transaction is not indexed to the Company’s own stock, the Company is of the view that the resultant adjustments to the Company’s financial statements would not be material to the Company’s financial statements taken as a whole. Our view is based on a detailed analysis of the following financial information, including quantitative and qualitative considerations.  The staff has previously stated that whether an item is material is determined by whether the “fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available” (citing TSC Industries v. Northway, Inc., 426 U.S. 438 (1976)).  Moreover, the staff has stated that reliance upon a percentage threshold is only the beginning of an analysis and cannot appropriately be used as a substitute for a full analysis of all relevant considerations.  Accordingly, for the following reasons, the Company does not believe such adjustments to be material to the Company’s consolidated financial statements taken as a whole.

Financial Information and Quantitive Analysis

Description	12/31/09	3/31/10	6/30/10	9/30/10

FV (Black-Scholes) of additional warrants	$ 535,484	$ 174,033	$ 227,581	$ 776,451
Revaluation if classified as liability, inc (dec) of liability	(361,451)	53,548	548,870	(160,645)
Adjusted FV of additional warrants	$ 174,033	$ 227,581	$ 776,451	$ 615,806

As originally reported on Form 10-K or 10-Q
Total current liabilities	$ 13,398,581	$ 13,036,131	$ 15,283,204	$ 14,564,357
Additional paid-in capital	74,087,250	75,311,385	76,084,287	77,504,849
Deficit accumulated	(86,902,837)	(87,752,630)	(90,633,854)	(91,468,096)
Total stockholders' equity (deficit)	(12,694,113)	(12,313,549)	(14,419,373)	(13,827,727)
Other income (expense)	(2,949,930)	575,265	(1,220,503)	(1,137,656)
Net loss	(8,533,514)	(849,793)	(3,731,017)	(4,565,259)
Net loss per common share, basic and diluted	(0.16)	(0.01)	(0.06)	(0.07)

Weighted average number of shares	51,739,274	62,292,373	63,747,597	65,571,074

Percentage of change for reclassification to liabilities
Total current liabilities	0.0%	0.0%	0.1%	0.0%
Additional paid-in capital	0.0%	0.0%	0.0%	0.0%
Deficit accumulated	0.0%	-0.0%	-0.0%	0.0%
Total stockholders' equity (deficit)	-0.0%	-0.0%	-0.1%	-0.0%

Percentage change for revaluation of add'l warrants (for the quarter ending)
Other income (expense)	N/A	0.1%	-0.5%	0.1%
Net loss, increase (decrease)	N/A	0.1%	0.1%	-0.0%
Net income (loss) per share, basic and diluted - $ change	N/A	$ (0.100)	$ (0.900)	$ 0.200
Net income (loss) per share, basic and diluted - % change	N/A	-0.1%	-0.1%	0.0%

Percentage of change for revaluation of additional warrants (year to-date)
Other income (expense)	0.1%	0.1%	-0.5%	-0.4%
Net loss, increase (decrease)	-0.0%	0.1%	0.2%	0.1%
Net income (loss) per share, basic and diluted - $ change	$ 0.700	$ (0.100)	$ (0.900)	$ (0.700)
Net income (loss) per share, basic and diluted - % change	0.0%	-0.1%	-0.1%	-0.1%

Balance Sheet Analysis.  The possible adjustments at December 31, 2009 would increase current liabilities by $174,033 (1.3%), decrease additional paid-in capital by $535,484 (0.7%), decrease deficit accumulated by $361,451 (0.4%), and a net increase to total stockholders’ equity deficit by $174,033 (1.4%).  This trend is the same for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010, with the exception of an increase in current liabilities and total stockholders’ equity deficit for the period ended June 30, 2010 of $776,451 or 5.1%, and 5.4%, respectively. At September 30, 2010, there would be an increase in current liabilities and total stockholders’ equity deficit of $615,806 or 4.2%, and 4.5%, respectively. This is due to an increase in the fair value of the derivative (liability for the additional warrants) because of an increase in the Company’s market price per share from $0.12 at March 30, 2010 to $0.36 per share at June 30, 2010, and at a time when the Company’s total current liabilities increased (before the adjustment) by $2,247,073 (14.7%).

Statement of Operations Analysis.  From an operational standpoint, the impact of the possible adjustment on the statement of operations at December 31, 2009 would be a decrease in non-operating other expense and net loss of $361,451 (12.3%) and (4.2%), respectively.  Net loss per share would be decreased by $0.007 or 4.4%.  For subsequent periods, the cumulative effect of the possible adjustment on non-operating other income (expense) would be a decrease in other income of $53,548 (9.3%) at March 31, 2010, an increase in other expense of $602,418 (49.4%) at June 30, 2010, and an increase in other expense of $441,773 (38.8%) at September 30, 2010.  The cumulative effect of the possible adjustment on net loss would be an increase of $53,548 (6.3%) at March 31,

2010, an increase of $602,418 (16.1%) at June 30, 2010, and a decrease of $441,773 (9.7%) at September 30, 2010.  Net loss per share during the same periods, on a cumulative basis, would be an increase in net loss per share of $0.001 (10.0%), $0.009 (15.0%), and $0.007 (10.0%), respectively. Although the impact to non-operating income (expense) during these periods seems material, and less so to net loss, we should consider what the impact of such adjustments to a non-operating line item would have on an investor’s decision to invest or divest in the Company’s stock, versus if the adjustments were related to operations (revenue, cost of sales, or SG&A expenses).  In summary, the Company’s net loss for the nine months ended September 30, 2010 would have increased from $4,565,259 to $5,007,032 ($441,773). The reported net loss of $4,565,259 was during a period when the Company’s market price per share increased from $0.16 at December 31, 2009 to $0.31 per shares at September 30, 2010, and a period when the Company raised $1.3M through various capital raises under the same terms as during 2009 when the Company’s net loss was $8,533,514.

Statements of Cash Flows Analysis.  The possible adjustment would have no impact on the consolidated statements of cash flows since the adjustments are non cash in nature, the additional warrants were not exercised during the periods, and the Company anticipates the Series D warrant holders to exercise their warrants under the cashless exercise provision and not for cash as was the case (four different exercises) during 2010.

An item may be viewed as possibly material from a quantitative analysis, yet may not be viewed as such from a qualitative standpoint, or vice versa.  Therefore, the Company considered the following qualitative factors in determining if such adjustments would be considered “material:”

1)

There is no impact expected to statement of cash flows as the Series D warrants exercised during 2010 were done so pursuant to the Cashless Exercise provision, and several debenture holders have advised that they do not want to increase their cash investment in the Company and will do so only under the cashless provision.

2)

During the period since December 31, 2009, the Company’s market price per share increased from $0.12 at March 30, 2010 to $0.36 per share at June 30, 2010, and at a time when the Company’s total current liabilities increased (before the adjustment) by $2,247,073 (14.7%). Also, the market price per share reduced to $0.31 on September 30, 2010 at a time when the Company’s total current liabilities decreased by $718,847 (4.7%).  For the nine months ended September 30, 2010, total current liabilities increased by $1,165,776 (8.7%) at a time when the Company’s market price per share increased by $0.15 (93.7%).

3)

The possible adjustments would be to non-operating income (expense) line item and not to operations (revenue, cost of sales, or SG&A expenses) or any particular geographic or market segment.  The Company believes that investors are more focused in the Company attaining revenue (i.e. our emerging technology and business plan to get the technology to the marketplace) than any other aspect of the income statement, and do not inquire as to non-operating income (expense), the nature of which is comprised of various financing related items (interest expense which is generally converted for the Company’s common stock, amortization of deferred financing costs, revaluation of derivative liabilities, revaluation of default provision, gain on settlement of debt for the beneficial conversion feature of debentures). Non-operating expense for the nine months ended September 30, 2010, of $1,137,656, includes non cash items of $732,396 or 64%.

4)

A way of measuring the investment community’s reaction to a change in debt can be determined by the change in market price of the Company’s common stock, although other factors have been considered.  On October 19, 2010, the Company announced that it had entered into an amendment and waiver agreement with the outstanding debenture holders, resulting in the holders waiving accrued and unpaid interest and late fees and mandatory default penalties aggregating approximately $3,134,312. The closing market price of the Company’s common stock on October 18, 2010 was $0.30 and, during the following several weeks after we announced the reduction of liabilities, the closing market price per share ranged from $0.27 - $0.31.  Since November 12, 2010, the date the Company filed its Form 10-Q, the closing market price per share has ranged from $0.33 to $0.37. Therefore, the Company believes it is reasonable to assume that investors do not react to disclosures concerning increase/decrease in liabilities, or continuing net losses. This is not to say thought that an investor is not interested in the financial statements, as the financial information is a starting point for discussions with investors.

5)

The Company considered the future impact of the possible adjustments on the financial statements, and whether such adjustments would be considered material (i.e. the change in fair value of the derivative if treated as a liability).  It is possible that the future impact may be viewed as material until such time as the additional warrants are exercised/forfeited on or before November 2011 and April 2012. But such future impact on the financial statements is more of a quantitative measurement that represents a noncash transaction. That is, not paid in cash since a provision in response to accounting literature and not to operational items (revenue, cost of sales, or SG&A expenses), assuming the market price of the Company’s common stock continues to increase.

6)

There are other qualitative factors that the Company considered, but found them not to be applicable in determining materiality of the possible adjustment, since such possible adjustments arose out of an difference in interpretation of the literature by the Company and the SEC, and not some hidden agenda by the Company’s management, nor management covering up an unlawful transaction or negative trend to the financial statements, the possible adjustments are not related to any regulatory compliance issues or compliance with the outstanding debentures, there are no compensation programs (bonus, incentive comp) in place for management, or the Company trying to manage earnings, debt, or asset base.

After considering the applicable accounting literature in its entirety, the Company continues to believe that the initial Series D warrants and the additional warrants issued are indexed to and settled in the Company’s stock, and should be treated as an equity transaction. Moreover, for the reasons discussed above, if the SEC staff takes a different view, the Company believes the impact of the possible resulting adjustments to its consolidated financial statements, would not be material to the Company’s consolidated financial statements taken as a whole.

* * *

In connection with the responses provided, we acknowledge that (1) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (2) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question regarding the foregoing, please feel free to contact the undersigned at (703) 464-5495, extension 143.

Respectfully submitted,

/s/ Gregory E. Hare

Gregory E. Hare

Chief Financial Officer

cc:

Ms. Laura Veator, Staff Accountant, SEC